Exhibit 99.1

Alarum Announces Closing of $4.25 Million Private Placement

The Company’s Chairman of the board, its Chief Executive Officer and its Chief Financial Officer invested more than $1.0 million in the Offering

TEL AVIV, Israel, Sept. 14, 2023 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumers internet access solutions, today closed its previously announced private placement with the participation of private investors in addition to the Company's senior management, for gross proceeds of approximately $4.25 million.

The Company’s chairman of the board (the “Chairman”), its chief executive officer (the “CEO”), and its chief financial officer (the “CFO”), participated with more than $1.0 million in the private placement1.

The private placement consisted of 187,225 units, at a purchase price of $22.70 per Unit. Each unit consisted of ten non-registered ADSs, for a price of $2.27 for each ADS, and one non-registered and non-tradeable warrant, each exercisable into three ADSs of the Company for $2.72 per ADS.

Think Equity LLC acted as Financial Advisor to the Company in this transaction.

The securities issued and sold in the private placement were not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the ADSs issued in the private placement (the “Resale Shares”).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the Resale Shares under a resale registration statement will only be by means of a prospectus.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of enterprise internet access solutions.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access solutions, please visit www.alarum.io.

Investor Relations Contact

Michal Efraty

+972-(0)52-3044404
michal@efraty.com

1 The Chairman and CEO are using, in part, funds loaned to them in a non-recourse loan, by the rest of the investors in the private placement, other than the CFO. The Chairman’s and CEO’s loans are secured by the American Depository Shares (the “ADSs”) they already own and the ADSs they purchased in the private placement.